KIRKLAND LAKE GOLD RE-ISSUES 2020 GUIDANCE

Toronto, Ontario - June 30, 2020 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today re-issued guidance for 2020 after withdrawing the Company’s guidance for the year on April 2, 2020 due to the impact of measures introduced to protect the Company’s workers in response to the COVID-19 pandemic. Included among the re-issued guidance is production of 1,350,000 - 1,400,000 ounces, improved unit costs, lower expected sustaining capital expenditures and higher target growth capital expenditures resulting from new growth projects at Detour Lake Mine. Ongoing costs related to the Company’s COVID-19 protocols are included in operating cash cost guidance, while non-recurring COVID-19 costs, estimated at $10 - $15 million and incurred during periods of reduced or suspended operations, are excluded from the Company’s re-issued 2020 guidance. All dollar amounts are in US dollars unless otherwise stated.

The decision to re-issue 2020 guidance follows the ramp up of operations at Detour Lake and Macassa, which had both been transitioned to reduced operations as part of the Company’s COVID-19 response. The Company has also resumed work on key projects, including shaft sinking at the Macassa #4 shaft project, and is ramping up exploration drilling, which had ceased company wide as part of the Company’s COVID-19 protocol to suspend all non-essential activities. Operations at the Holt Complex remain on temporary suspension after being stopped effective April 2, 2020. The Company continues to have a wide range of health and safety protocols in place designed to protect workers, with many of the measures relating to medical screening and social distancing expected to be in place for the foreseeable future.

Highlights of Re-Issued 2020 Guidance

•
Production guidance of 1,350,000 - 1,400,000 ounces compares to withdrawn guidance for 2020 of 1,470,000 - 1,540,000 ounces and 2019 production of 974,615 ounces. The change from previous guidance reflects the removal of production guidance for the Holt Complex after March 31, 2020 (Holt Complex production of 28,584 ounces in first quarter 2020 (“Q1 2020”) is included in re-issued guidance) and lower expected levels of production at Macassa due largely to COVID-19. (Q1 2020 consolidated production totaled 330,864 ounces.)

•
Operating cash costs per ounce sold[1] guidance of $410 - 430 and all-in sustaining cost (“AISC”) per ounce sold guidance of $790 - $810 are improved from previous guidance of $450 - $470 and $820 - $840, respectively, as the impact of COVID-19 protocols is expected to be offset by the suspension of operations at Holt Complex as well as the impact of a number of Company initiatives and changes in market conditions. (Q1 2020 operating cash costs per ounce sold of $440 and AISC per ounce sold of $776.)

•
Exploration expenditure[2] guidance is revised to $130 - $150 million, including capitalized exploration expenditures, from $150 - $170 million in the previous guidance. The reduction from previous guidance reflects disruptions caused by COVID-19, partially offset by the inclusion of $18.0 million of exploration expenditures related to the Company’s Northern Territory assets, mainly incurred in Q1 2020, which was not included in previous guidance. Exploration drilling across the Company was suspended at the end of March due to COVID-19, with the resumption of drilling at Fosterville, Macassa and Detour Lake commencing in May and the ramp up expected to continue over the next few months. (Q1 2020 exploration expenditures of $36.0 million.)

•
Sustaining capital expenditure[1] guidance of $390 - $400 million compares to previous guidance of $420 - $430. The reduction mainly reflects the removal of expected sustaining capital expenditures at Holt Complex after March 31, 2020 from re-issued guidance as well as the impact of changes in market conditions, partially offset by the impact of a number of Company initiatives. (Q1 2020 sustaining capital expenditures totaled $90.0 million, including $48.3 million for two months at Detour Lake.)

•
Growth capital expenditure[1] guidance of $95 - $105 million compares to previous guidance of $70 - $80 million. The increase in growth capital expenditure guidance relates mainly to the addition of new projects at the Detour Lake Mine following the completion of the Detour Gold acquisition. (Q1 2020 growth capital expenditures of $22.6 million.)

(1)	See the “Non-IFRS Measures” section starting on page 24 of the Company’s MD&A for the three months ended March 31, 2020 filed on the Company’s profile on SEDAR at www.sedar.com.

(2)
Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration.

Tony Makuch, President and Chief Executive Officer, commented: “We withdrew our 2020 guidance recognizing the uncertainties around COVID-19 and the need to assess the impacts of the many measures and protocols introduced to protect workers, their families and our communities. We are still working on assessing these impacts but felt that it was important to advise the market about our current expectations for full-year 2020, recognizing that new developments related to COVID-19 occur constantly and our guidance is subject to change. Based on current expectations, we anticipate results not dissimilar to our previous guidance. Production in 2020 is now targeted at 1,350,000 - 1,400,000 ounces, approximately 90% of the previous target range of 1,470,000 - 1,540,000 ounces. The expected reduction mainly results from the removal of the Holt Complex from our guidance after March 31, 2020, and somewhat lower production at Macassa due to the impact of COVID-19 protocols. At Detour Lake, we expect to make up most of the lost production during the period of reduced operations and our production guidance for Fosterville remains unchanged.

“Turning to costs, we expect improved unit costs compared to previous guidance due to the removal of Holt Complex from our 2020 guidance, which is a relatively high-cost operation, as well as changes in market conditions. Exploration expenditure guidance is reduced largely due to the impact of suspending drilling as part of our COVID-19 response. To be clear, we plan to complete all the drilling programs included in our initial 2020 guidance but recognize that completion of some of this work will likely move into 2021. We currently have nine drills deployed at Fosterville, four drills at Macassa and two drills at Detour Lake, with plans to increase the number of drills at all three of these assets over the next few months. Sustaining capital expenditure guidance is reduced, largely reflecting the removal of planned capital expenditures at Holt Complex, while growth capital expenditure guidance has increased mainly due to the commencement of a number of new projects at Detour Lake Mine, including construction of an assay lab, an air strip, a welding shop and a number of mill improvements. Growth capital at Macassa and Fosterville remains largely unchanged from the initial guidance of $50 - $55 million for Macassa and approximately $20 million for Fosterville. As previously announced, we are making excellent progress with the Macassa #4 shaft and, with a change in project scope, now expect completion in late 2022, over a year ahead of the initial schedule. At Fosterville, we completed commissioning of the new ventilation system earlier this month and our new gold room/refinery is completed and fully operational.”

Re-Issued 2020 Guidance (as at June 30, 2020)

($ millions unless otherwise stated)	Macassa	Detour Lake	Holt Complex	Fosterville	Consolidated
Gold production (kozs)	210 - 220	520 - 540	29	590 - 610	1,350 - 1,400
Operating cash costs/ounce sold ($/oz)(1)(2)	$490 - $510	$610 - $630	$955	$130 - $150	$410 - $430
AISC/ounce sold ($/oz)(1)(2)					$790 - $810
Operating cash costs ($M)(1)(2)					$560 - $580
Royalty costs ($M)					$80 - $85
Sustaining capital ($M)(2)					$390 - $400
Growth capital ($M)(2)(3)					$95 - $105
Exploration ($M)(4)(5)					$130 - $150
Corporate G&A ($M)(6)					$50 - $55

(1)	COVID-19 costs of $10.0 - $15.0 million are excluded from operating cash costs, AISC and capital expenditures in re-issued 2020 guidance.

(2)
See “Non-IFRS Measures” set out starting on page 24 of the MD&A for the three months ended March 31, 2020 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.35 and a US$ to A$ exchange rate of 1.47.

(3)	Growth capital expenditures exclude capitalized depreciation.

(4)
Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.

(5)
Re-issued exploration expenditure guidance includes $18.0 million related the Northern Territory assets (no production, costs or expenditures related to the Northern Territory were included in the previous 2020 guidance.

(6)	Includes general and administrative costs and severance payments. Excludes share-based payment expense.

Previous 2020 Guidance (as at February 19, 2020, withdrawn effective April 2, 2020)

($ millions unless otherwise stated)	Macassa	Detour Lake	Holt Complex	Fosterville	Consolidated(1)
Gold production (kozs)	240 - 250	520 - 540	120 - 140	590 - 610	1,470 - 1,540
Operating cash costs/ounce sold ($/oz)(2)	$470 - $490	$720 - $740	$790 - $810	$130 - $150	$450 - $470
AISC/ounce sold ($/oz)(2)					$820 - $840
Operating cash costs ($M)(2)					$700 - $720
Royalty costs ($M)					$85 - $90
Sustaining capital ($M)(2)					$420 - $430
Growth capital ($M)(2)(3)					$70 - $80
Exploration ($M)(4)					$150 - $170
Corporate G&A ($M)(5)					$50 - $55

(1)	Excluded production, costs and expenditures related to the Company’s Northern Territory assets.

(2)
See “Non-IFRS Measures” set out starting on page 24 of the MD&A for the three months ended March 31, 2020 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and project capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.30 and a US$ to A$ exchange rate of 1.43.

(3)	Growth capital expenditures exclude capitalized depreciation.

(4)
Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.

(5)	Includes general and administrative costs and severance payments. Excludes share-based payment expense.

Effective June 30, 2020, consolidated production guidance for 2020 was 1,350,000 - $1,400,000 ounces, with the reduction from the previous guidance mainly related to the removal of Holt Complex production guidance after March 31, 2020. Actual production in Q1 2020 of 28,584 ounces from the Holt Complex is included in the re-issued production guidance for 2020. The reduction in production guidance also reflects lower expected production at Macassa due to disruptions caused by COVID-19 protocols. At Detour Lake, the Company expects to make up most of the production lost during reduced operations over the last two months, while production guidance at Fosterville remains unchanged.

Guidance for operating cash costs per ounce sold and AISC per ounce sold is improved to $410 - $430 and $790 - $810, respectively, from the previous guidance of $450 - $470 and $820 - $840, respectively, largely due to the suspension of operations at Holt Complex, a relatively high cost operation, as well as the impact of a number of Company initiatives and changes in market conditions. These factors more than offset the impact of COVID-19 protocols on productivity and efficiency, particularly at Macassa.

Exploration expenditure guidance is reduced to $130 - $150 million from $150 - $170 million in the previous guidance. The reduction from previous guidance largely reflects disruptions caused by COVID-19, with all exploration drilling being suspended around the end of March, as well as the impact of changes in market conditions. These factors are partially offset by the inclusion of $18.0 million of exploration expenditures related to the Company’s Northern Territory assets, mainly incurred in Q1 2020, which was not included in previous guidance. The Company excluded the Northern Territory assets from previous 2020 guidance while it considered the future of these assets. With a decision being reached in March to discontinue all test production and exploration work in the Northern Territory, with no plans for a resumption of business activities other than the continuation of ongoing water rehabilitation work, the $18.0 million of realized exploration expenditures are now included in the Company’s 2020 guidance. The resumption of exploration drilling at Fosterville, Macassa and Detour Lake commenced in May with the ramp up expected to continue over the next few months.

2020 guidance for sustaining capital expenditures is revised to $390 - $400 million from $420 - $430 million previously with the reduction largely related to the removal of planned sustaining capital expenditures for the Holt Complex after March 31, 2020 and changes in market conditions, partially offset by the impact of a number of Company initiatives. Growth capital expenditures are now targeted at $95 - $105 million compared to previous guidance of $70 - $80 million, with the increase mainly related to the addition of new growth projects at Detour Lake Mine. The Company’s guidance for 2020 growth capital expenditures at Macassa and Fosterville remains unchanged at $50 - $55 million and approximately $20 million, respectively.

The re-issued 2020 guidance for royalty expense totaled $80 - $85 million, which compares to previous guidance of $85 - $90 million. The reduction from the previous guidance mainly reflects the removal of expected royalty expense at the Holt Complex, primarily the Holt Mine, from March 31, 2020 to the end of the year. Corporate G&A expense guidance remains unchanged at $50 - $55 million.

Qualified Persons
The technical contents related to Kirkland Lake Gold Ltd. mines and properties, have been reviewed and approved by Natasha Vaz, P.Eng., Senior Vice President, Technical Services and Innovation and Eric Kallio, P.Geo, Senior Vice President, Exploration. Ms. Vaz and Mr. Kallio are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this press release.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.
For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.kl.gold.

Non-IFRS Measures
The Company has included certain non-IFRS measures in this press release, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the MD&A for the three months ended March 31, 2020 dated May 5, 2020 for the most recent non-IFRS reconciliations.

Cautionary Note Regarding Forward-Looking Information
This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs and anticipated results and timing thereof, costs and expenditures, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, anticipating timing and effects of the #4 shaft project, potential impacts on operations as a result of COVID19, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company’s Annual Information Form for the year ended December 31, 2019 and other disclosures of "Risk Factors" by the Company and its predecessors, including but not limited to the Company’s interim consolidated financial statement and management discussion and analysis for the period ended March 31, 2020, available on SEDAR and EDGAR. Although Kirkland Lake Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.

In addition, the terms "Mineral Resource", "measured Mineral Resource", "indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a Mineral Resource exists, will ever be converted into a Mineral Reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold